The Real Brokerage Inc. Announces Rebrand of Expetitle, Inc. to The Real Title

Tech-driven brokerage provides unequaled search-to-close experience for homebuyers and realtors

TORONTO, NEW YORK AND MIAMI - April 20, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, today announced that its wholly-owned subsidiary, Expetitle, Inc. ("Expetitle"), has been renamed as The Real Title Inc. Real acquired Expetitle in January 2022, creating an enhanced technology-driven experience from search to close for realtors and their customers.

The Real Title simplifies the paper-intensive and time-intensive title and escrow process, reducing errors and saving time. Tools such as title orders and tracking, title information, contacts and document storage that were a part of the original Expetitle app will now be integrated into Real's app. Sean Daly will remain CEO of The Real Title.

"Expetitle has been able to integrate into Real incredibly quickly," said Daly. "Since the acquisition, we have been embraced by the Real team and we are fully supported as we work to align our technology with their ecosystem. We are on track to be fully integrated with Real in a few short months and look forward to shaping the future of real estate together."

"Sean and the Expetitle team have proven to be a great addition to the Real family," said Real's Chairman and CEO Tamir Poleg. "Having Expetitle as part of Real has accelerated our efforts towards creating a much more convenient, transparent and accelerated home buying experience. Having the company under the Real name will strengthen our brand and our position as a leader in real estate."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Caroline Glennon

thunder11@therealbrokerage.com
201-564-4221

Investors, for more information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908-280-2515

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's rebrand of Expetitle to The Real Title, the integration of Expetitle technologies and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.